SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  -----------------

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                                  -----------------

                               Maxus Energy Corporation
                                   (Name of Issuer)

                                  -----------------

                       Common Stock, Par Value $1.00 Per Share
                            (Title of Class of Securities)

                                  -----------------

                                     577730 10 4
                                    (CUSIP Number)

                                  -----------------

                                    Mr. Nells Leon
                                 YPF Sociedad Anonima
                          Avenida Pte. Roque Saenz Pena 777
                             1364 Buenos Aires, Argentina
                           Telephone:  (011) (541) 329-2000

     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                       Copy to:

                               P. Dexter Peacock, Esq.
                                Andrews & Kurth L.L.P.
                              4200 Texas Commerce Tower
                                 Houston, Texas 77002
                              Telephone:  (713) 220-4200

                                     June 8, 1995
               (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

       CUSIP NO.  577730 10 4                PAGE   2   OF    14    Pages

          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              YPF Acquisition Corp.

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)   [ ]
                                                               (b)   [ ]

          3   SEC USE ONLY



          4   SOURCE OF FUNDS*
              SC; BK; AF

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]



          6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

                       7   SOLE VOTING POWER
         NUMBER OF         0
          SHARES
         BENEFICIALLY  8   SHARED VOTING POWER
           OWNED           0
          BY EACH
         REPORTING
          PERSON       9   SOLE DISPOSITIVE POWER
           WITH            0

                       10  SHARED DISPOSITIVE POWER
                           0

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                        [ ]

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%

         14   TYPE OF REPORTING PERSON*

              CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

       CUSIP NO.  577730 10 4               PAGE   3   OF    14    Pages

          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              YPF Sociedad Anonima

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)   [ ]
                                                               (b)   [ ]

          3   SEC USE ONLY


          4   SOURCE OF FUNDS*
              WC; SC; BK; AF

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]


          6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Argentina

                       7   SOLE VOTING POWER
         NUMBER OF         135,609,772
          SHARES
         BENEFICIALLY  8   SHARED VOTING POWER
           OWNED           0
          BY EACH
         REPORTING     9   SOLE DISPOSITIVE POWER
          PERSON           135,609,772
           WITH
                       10  SHARED DISPOSITIVE POWER
                           0

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              135,609,772

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                        [ ]

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              100.0%

         14   TYPE OF REPORTING PERSON*

              CO



                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 2 amends the Schedule 13D (the "Schedule 13D"), dated April 11, 1995 as amended on April 13, 1995, originally filed in connection with the acquisition by YPF Acquisition Corp., a Delaware corporation (the "Purchaser"), and YPF Sociedad Anonima, a sociedad anonima (stock corporation) organized under the laws of the Republic of Argentina ("YPF"), of the outstanding shares of common stock, par value $1.00 per share, of Maxus Energy Corporation, a Delaware corporation ("Maxus" or the "Company"), pursuant to a tender offer (the "Offer"). Unless otherwise defined herein, all terms used herein shall have the meanings set forth in the Schedule 13D.

     This Amendment No. 2 is made to reflect the material changes brought about on June 8, 1995 upon the merger of the Purchaser with and into Maxus (the "Merger") as well as subsequent changes in the financing of the Merger.

Item 2.   Identity and Background
- ------    -----------------------

     Item 2 of the Schedule 13D is hereby amended to add the following sentence following the sixth paragraph as the seventh paragraph:

          On June 8, 1995, the Purchaser was merged with and into Maxus pursuant to the Merger Agreement (defined below). Accordingly, the Purchaser ceased to exist as a separate entity. As a result of the merger of the Purchaser and Maxus, all outstanding Shares of Maxus, the surviving corporation, became directly owned by YPF as described below.

     Section 2 of Schedule I of the Schedule 13D is also hereby amended and restated to read in its entirety as set forth in Schedule I attached to this Amendment No. 2 to reflect the current officers and directors of YPF.

Item 3.   Source and Amount of Funds or Other Consideration
- ------    -------------------------------------------------
     Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety:

          On February 28, 1995, Maxus, YPF Acquisition Corp., a Delaware corporation (the "Purchaser") and YPF entered into an Agreement of Merger (the "Merger Agreement") pursuant to which (i) the Purchaser agreed to make a cash tender offer (the "Offer") for all the issued and outstanding Shares for $5.50 per Share in cash and (ii) subject to the satisfaction of certain conditions, including the condition that Shares representing at least a majority of the Voting Shares (as defined below) of Maxus, on a fully diluted basis, were validly tendered pursuant to the Offer, the Purchaser and Maxus agreed that the Purchaser would be merged with and into Maxus (the "Merger") as soon as practicable following the satisfaction of such conditions.

          The Offer expired at midnight on March 30, 1995. On March 31, 1995, YPF announced that the Purchaser would accept for purchase all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

          The total amount of funds required by the Purchaser to acquire the entire common equity interest in the Company, including the purchase of Shares pursuant to the Offer and the payment for Shares converted into the right to receive cash pursuant to the Merger, and to pay related fees and expenses, is expected to be approximately $800 million. On April 5, 1995, the Purchaser entered into a credit agreement (the "Credit Agreement") with lenders for which The Chase Manhattan Bank (National Association) ("Chase") acts as agent, pursuant to which the lenders extended to the Purchaser a $550 million credit facility (the "Purchaser Facility"). On April 5, 1995, the Purchaser borrowed $442.2 million under the Purchaser Facility and received a capital contribution of $250 million from YPF. On April 5, 1995, the Purchaser used borrowings under the Purchaser Facility and the funds contributed to it by YPF to purchase 119,339,683 Shares pursuant to the Offer.

          On April 13, 1995, the depositary, The Chase Manhattan Bank (National Association), notified YPF and the Purchaser that, upon final tabulation, an additional 660,930 Shares had been properly tendered and not withdrawn prior to the expiration of the Offer. The Purchaser took delivery of these additional Shares and delivered the purchase price for the additional Shares on April 13, 1995. The $3.6 million purchase price for such additional Shares was paid out of funds previously borrowed on April 5, 1995 under the Purchaser Facility.

          Pursuant to a commitment letter from Chase (the "Commitment Letter"), Chase agreed to provide two additional credit facilities aggregating $425 million: (i) a credit facility of $250 million to be extended to Midgard Energy Company ("Midgard"), a wholly owned subsidiary of the Company, and
     (ii) a credit facility of $175 million to be extended to certain other subsidiaries of the Company as described below.

          On June 8, 1995, the Purchaser was merged with and into Maxus.
     Midgard entered into a Credit Agreement, dated June 8, 1995 (the "Midgard Facility"), pursuant to which a loan of $250 million was extended to Midgard. The proceeds of the Midgard Facility were used to repay, in part, the Purchaser Facility at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"). In addition, approximately $8 million of the loans outstanding under the Purchaser Facility, which was assumed by Maxus, including accrued interest on the Purchaser Facility loans, was repaid on June 8, 1995 from cash held by the Company. At this time, the Purchaser Facility was extended to June 16, 1995.

          Maxus Indonesia, Inc. ("Holdings") entered into a Credit Agreement, dated June 16, 1995 (the "Subsidiaries Facility"), pursuant to which a loan of $175 million was extended to Holdings. The proceeds of the Subsidiaries Facility were used to repay the outstanding portion of the Purchaser Facility on June 16, 1995. The approximately $85.9 million to be paid to the holders of the 15,609,159 Shares that were converted into the right to receive cash in the Merger will be paid by the Company from available cash. Chase arranged the various syndicates of commercial banks, financial institutions and other investors to provide a portion of the Midgard Facility and the Subsidiaries Facility and acts as the agent for such lenders in connection with each of these facilities.

          The following is a description of the principal terms of the Midgard Facility and the Subsidiaries Facility.

          Midgard Facility. Approximately $250 million of the loans under the Purchaser Facility was repaid on June 8, 1995 with funds provided to the Company by Midgard. Midgard provided the funds from the proceeds of a loan of $250 million (the "Midgard Loan") pursuant to the Midgard Facility. The Midgard Loan was made in a single drawing, will mature on December 31, 2003 and will be repaid in up to 28 consecutive quarterly installments commencing on March 31, 1997, subject to semi-annual borrowing base redeterminations. At Midgard's option, the interest rate applicable to the Midgard Loan will be, until March 31, 1997, either (i) the one-, two- or three-month London Interbank Offered Rate plus a margin of 1 3/4% or (ii) the Base Rate (as defined in the Midgard Facility) plus a margin of 3/4% and, thereafter, either (iii) the one-, two- or three-month London Interbank Offered Rate plus a margin of 2 1/4% or (iv) the Base Rate plus a margin of 1 1/4%. The Midgard Loan is not secured but is guaranteed by YPF and the Company. The agreement evidencing the Midgard Loan contains, among other things, a negative pledge on all assets of Midgard, subject to customary exceptions. It is anticipated that the Midgard Loan will be repaid with funds generated by Midgard's business operations.

          Subsidiaries Facility. Approximately $175 million of the Purchaser Facility was repaid with funds provided on June 16, 1995 to the Company by Holdings. Holdings provided these funds from the proceeds of a loan of $175 million (the "Subsidiaries Loan") made to it pursuant to the Subsidiaries Facility. The Subsidiaries Loan was made in a single drawing on June 16, 1995, will mature on December 31, 2002 and will be repaid in up to 24 consecutive quarterly installments commencing on March 31, 1997, subject to semi-annual borrowing base redeterminations. At the option of Holdings, the interest rates applicable to the Subsidiaries Loan will be, until March 31, 1997, either (i) the one-, two- or three-month London Interbank Offered Rate plus a margin of 2 1/4% or (ii) the Base Rate (as defined in the Subsidiaries Facility) plus a margin of 1 1/4% and, thereafter, either (iii) the one-, two- or three-month London Interbank Offered Rate plus a margin of 2 3/4% or (iv) the Base Rate plus a margin of 1 3/4%. The Subsidiaries Loan to Holdings is secured by the stock of Maxus Northwest Java, Inc. ("Java") and Maxus Southeast Sumatra, Inc. ("Sumatra") (collectively, the "Holdings Subsidiaries") and by the interest of Holdings, Java and Sumatra in certain accounts maintained at Chase into which the proceeds of sales of hydrocarbons are to be deposited, and is guaranteed by Java, Sumatra, YPF and the Company. The agreement evidencing the Subsidiaries Loan contains a negative pledge on all of the other assets of Holdings, subject to customary exceptions. It is anticipated that the Subsidiaries Loan will be repaid with funds generated by the Holdings Subsidiaries' business operations.

          Prepayment. Each of the Midgard Loan and the Subsidiaries Loan (collectively, the "Loans") may be prepaid in whole or in part without premium or penalty, except for costs associated with the prepayment of any portion of a Loan bearing interest at a rate determined by reference to the London Interbank Offered Rate prior to the end of any applicable interest period.

          YPF and Maxus Guarantees. YPF and Maxus have each guaranteed the repayment of the Midgard Facility and the Subsidiaries Facility. Copies of the YPF Guarantee Agreements with respect to the Midgard Facility and the Subsidiaries Facility are attached hereto as Exhibits G and H, respectively.

Item 4.   Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     In mid-1994, YPF's Board of Directors adopted the goals of becoming an internationally diversified oil and gas company with significant assets outside Argentina and obtaining management personnel skilled and experienced in exploring for and producing oil and gas internationally. YPF believes that Maxus presents a good fit with its goals. Accordingly, YPF and the Purchaser entered into the Merger Agreement, and made the Offer pursuant to the terms of the Merger Agreement, for the purpose of acquiring all of the outstanding Shares.

          (a)  Acquisition and disposition of securities of Maxus.

          On February 28, 1995, YPF, Maxus and the Purchaser entered into the Merger Agreement pursuant to which, as described in Item 3 above, the Purchaser commenced the Offer. The Offer expired at midnight on March 30, 1995. The Purchaser took delivery of 119,339,683 Shares, representing approximately 88.0% of the issued and outstanding Shares as of such date, and delivered the purchase price for them on April 5, 1995. On April 13, 1995, the Purchaser was notified by the depositary that an additional 660,930 Shares had been validly tendered and not withdrawn prior to the expiration of the Offer. The Purchaser took delivery of all such additional Shares and delivered the purchase price therefor on such date. As a result, the Purchaser owned an aggregate of 120,000,613 Shares, or an aggregate of approximately 88.5% of the issued and outstanding Shares. Pursuant to the Merger Agreement, Maxus, the Purchaser and YPF agreed to cause the merger of the Purchaser with and into Maxus as soon as practicable following the purchase of Shares pursuant to the Offer. Pursuant to the Delaware General Corporation Law ("DGCL") and the Company's Restated Certificate of Incorporation (the "Certificate"), the approval and adoption of the Merger required the affirmative vote of the holders of a majority of the combined voting power of the outstanding Shares and $4.00 Cumulative Convertible Preferred Stock (collectively, the "Voting Shares"), voting together as a single class. Following the Offer, the Purchaser owned an aggregate of approximately 85.7% of the Voting Shares.

          The Merger was consummated on June 8, 1995, at which time the Purchaser was merged with and into the Company. YPF became the sole holder of the Shares after the Merger (except to the extent that holders of outstanding options and warrants may exercise such options and warrants for Shares, or holders of shares of the Company's $4.00 Cumulative Convertible Preferred Stock (the "$4.00 Preferred Stock") may exercise their rights to convert shares of $4.00 Preferred Stock into Shares). The holders of Shares as of the Effective Time (other than YPF and those who perfected appraisal rights under Section 262 of the DGCL) were given the right to receive $5.50 in cash, without interest, for each Share held immediately prior to the Merger. All outstanding shares of the Company's preferred stock remain outstanding and have the identical powers, preferences, rights, qualifications, limitations and restrictions as such shares of preferred stock previously had (including, in the case of the $4.00 Preferred Stock, the right to convert into Shares), except for certain changes to the terms of the $9.75 Cumulative Convertible Preferred Stock (the "$9.75 Preferred Stock") as agreed to by the holder of the $9.75 Preferred Stock as described below in Item 6. Outstanding options or warrants to acquire Shares that were not exercised prior to the Effective Time, or surrendered in the case of employee or director stock options, remain outstanding and have the identical terms as such options and warrants previously had.

          (b)  Merger of Purchaser and Maxus.

          Pursuant to the terms of the Merger Agreement, the Purchaser merged with and into Maxus on June 8, 1995. Certain effects of the Merger Agreement and the Merger are described in this Item 4.

          (c) Sales or transfers of material amounts of assets of Maxus or its subsidiaries.

          YPF is engaged in a comprehensive review of Maxus' business and operations, which may or may not result in sales or transfers of material amounts of assets, and YPF and Maxus have received numerous proposals from third parties regarding the purchase of various assets of Maxus. However, YPF is not currently considering any specific plans or proposals for the sale or transfer of a material amount of Maxus' assets.

          (d)  Change in the present Board of Directors and management of Maxus.

          The Merger Agreement provides, among other things, that so long as YPF and/or any of its direct or indirect wholly owned subsidiaries own a majority of the outstanding Voting Shares, YPF is entitled, subject to compliance with applicable law and the Certificate, to designate at its option up to that number of directors, rounded up to the nearest whole number, of the Company's Board of Directors (the "Board") as will make the percentage of the Company's directors designated by YPF equal to the percentage of outstanding Voting Shares held by YPF and any of its direct or indirect wholly owned subsidiaries. The Company agreed that it would, upon the request of YPF, promptly increase the size of its Board and/or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable YPF's designees to be elected to the Board and to use its reasonable best efforts to cause YPF's designees to be so elected, subject to Section 14(f) of the Exchange Act; except that, prior to the Effective Time, the Company would use its reasonable best efforts to assure that the Board always had (at its election) at least three members who were directors of the Company as of February 28, 1995.
     At such times, the Company agreed to use its reasonable best efforts, subject to any limitations imposed by applicable law or rules of the New York Stock Exchange (the "NYSE"), to cause persons designated by YPF to constitute the same percentage as such persons represent on the Board of
     (i) each committee of the Board, (ii) each board of directors or board of management of each subsidiary of the Company, and (iii) each committee of each such board.

          The Purchaser's ownership of approximately 85.7% of the outstanding Voting Shares prior to the Merger entitled it to be represented on the Board pursuant to the above-described provision, and the Purchaser designated five persons, Messrs. Jose A. Estenssoro, Cedric Bridger, Peter

     Gaffney, James R. Lesch and P. Dexter Peacock (collectively, the "Designees") to serve on the Board. All of the then directors of the Company, except Messrs. Charles L. Blackburn, George L. Jackson and
     R.A. Walker, submitted their resignations from the Board on April 21, 1995 (the "Election Date") and, effective upon such resignations, the remaining directors on the Board elected the Designees to the Board to fill the vacancies created thereby. As a result of the foregoing, the Board consisted of the five Designees, and Messrs. Blackburn, Jackson and Walker, with five vacancies. Mr. Nells Leon was designated by YPF and appointed to the Board of Maxus following the death of Mr. Estenssoro in May, 1995.

          Certain additional information relating to the election of the Designees is contained in the information statement filed by the Company pursuant to Rule 14f-1 under the Exchange Act (the "14f-1 Information Statement") with the Securities and Exchange Commission (the "Commission") and mailed on or about April 11, 1995 to Stockholders of record as of April 4, 1995.

          On April 7, 1995, all of the Company's eight executive officers gave notice of their intent to resign under circumstances in which they had the right to receive certain prenegotiated severance payments. In order to facilitate the transition following such event, the Company and its executive officers agreed that the executive officers would continue to work for the Company in their then-present positions at their then-current level of compensation until June 30, 1995 or until otherwise mutually agreed. The Company also agreed to pay the executive officers such severance payments and paid seven of such severance payments on April 12, 1995. Effective as of June 1, 1995, Mr. David A. Wadsworth, formerly Associate General Counsel of the Company, was named Vice President, Legal, Mr. M.J. Gentry, formerly Vice President, Administration of the Company, was named Vice President, Finance and Administration and Chief Financial Officer, and Mr. Mark Miller, formerly a general manager of the Company, was named Vice President, Operations and Planning.

          Mr. Charles L. Blackburn resigned as Chairman, President and Chief Executive Officer of the Company on April 21, 1995. YPF asked Mr. Blackburn to become an international consultant to YPF and to remain a director of the Company. Under a two-year arrangement, Mr. Blackburn will be available to render consulting services for a minimum of 60 days per year and will be paid a retainer of $180,000 per year. Mr. Blackburn will also be paid $3,000 per day for each day in excess of 60 days per year in which he renders consulting services for YPF. He will also be provided offices in Dallas and Buenos Aires.

          On April 21, 1995, Mr. Peter Gaffney, a Designee, was named the interim President and Chief Executive Officer of the Company. Mr. Gaffney will receive $50,000 per month and will be eligible to participate in the Company's benefit plans for executive officers. This six-month arrangement between Mr. Gaffney and YPF is renewable upon mutual agreement.

          Immediately prior to the Effective Time, the Board of Directors of the Purchaser consisted of Messrs. Le n, Bridger, Gaffney, Lesch and Peacock. Pursuant to the Merger Agreement, at the Effective Time, the directors of Purchaser immediately prior to the Effective Time became the directors of the Company and the officers of the Company immediately prior to the Effective Time remained the officers of the Company, and in each case will remain in such positions until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company's Certificate, By-Laws and the DGCL. Messrs. Blackburn, Jackson and Walker were elected as directors of the Company immediately following the Effective Time.

          (e) Material changes in present capitalization and dividend policy of Maxus.

          YPF and the Company have made material changes in the capitalization of the Company through the assumption of the debt described in Item 3 above. In addition, pursuant to the Merger Agreement, in the event that the Company is unable to meet its obligations as they come due, whether at maturity or otherwise, including, solely for the purposes of this undertaking, dividend and redemption payments with respect to the Preferred Stock, YPF has agreed to capitalize the Company in an amount necessary to permit the Company to meet such obligations; provided, however, that YPF's aggregate obligation will be (i) limited to the amount of debt service obligations under the Midgard Facility and the Subsidiaries Facility and (ii) reduced by the amount, if any, of capital contributions received by the Company after the Effective Time and the net proceeds of any sale by the Company of common stock or non-redeemable preferred stock after the Effective Time. The foregoing obligations of YPF will survive until June 8, 2004.

          Effective as of June 8, 1995, YPF guaranteed the Company's outstanding long-term debt. The long-term debt to be covered by the YPF guarantee is the Company's outstanding 11 1/4%, 11 1/2% and 8 1/2% Sinking Fund Debentures, its outstanding 9 7/8%, 9 1/2% and both series of its 9 3/8% Notes, and its outstanding medium-term notes (the "Company Indenture Securities"). A copy of the Guarantee Agreement, dated June 8, 1995, of YPF in connection with the Company Indenture Securities is attached hereto as Exhibit F.

          YPF has guaranteed, effective as of June 8, 1995, the payment and performance of Maxus' obligations to the holders of the $9.75 Preferred Stock, including the obligation to pay quarterly dividends and to redeem shares under certain circumstances.

          YPF has no present plans or proposals which relate to or would result in a material change in the dividend policy of the Company.

          (f) Other material changes in the Company's business or corporate structure.

          YPF expects the Company's business will continue to be conducted in its current corporate form, and it is intended that Maxus would act as YPF's international exploration and production arm.

          (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

          While YPF reserves the right to take or recommend such actions as it may consider desirable in light of its ongoing review of the businesses and operations of Maxus and Maxus' subsidiaries, YPF has no present plans or proposals which relate to further changes in the Company's Certificate, By-Laws or instruments corresponding thereto which may impede the acquisition of control of the Company by any person or other actions which may impede the acquisition of control of the Company by any person.

          (h) and (i) Delisting of securities of the Company; Termination of registration pursuant to Section 12(g)(4) of the Act.

          The Shares have been delisted from the NYSE, the Pacific Stock Exchange and all foreign securities exchanges on which the Shares were listed. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. YPF expects to seek or cause the Company to make an application for termination of registration of the Shares. Termination of registration of the Shares under the Exchange Act would not affect the registration of the $4.00 Preferred Stock and the $2.50 Preferred Stock under the Exchange Act, the holders of which would continue to be entitled to information required to be furnished to them thereunder. Termination of registration of the Shares would reduce substantially the information required to be furnished by the Company to holders of Shares and would make certain provisions of the Exchange Act, including the requirement of furnishing a proxy statement or information statement in connection with stockholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. The requirements under the Exchange Act with respect to the Company's other registered securities, however, would continue to be applicable.

          YPF and the Company agreed to use their respective reasonable efforts to continue the listing on the NYSE of the series of Preferred Stock which are currently listed on such Exchange, or, if any such series were delisted, to cause such series of the Preferred Stock to be listed on another national securities exchange within the United States or admitted to trading with the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market and on other organized securities markets in such foreign jurisdictions in which such shares are presently traded. Notwithstanding anything in the Merger Agreement to the contrary, the obligations of the Company and YPF regarding continued listing of the Preferred Stock will survive the Effective Time with respect to any series of Preferred Stock until such time as the aggregate market value of all outstanding shares of such series is less than $2 million or the number of outstanding shares of such series is less than 100,000.

          Pursuant to the rules of the NYSE, the $4.00 Preferred Stock was delisted from the NYSE when the Shares were delisted on June 8, 1995. The $4.00 Preferred Stock began trading on the NASDAQ National Market on June 9, 1995 and continues to be registered under the Exchange Act. The Company's $2.50 Preferred Stock and the 8 1/2% Sinking Fund Debentures Due April 1, 2008 (the "8 1/2% Debentures") remain registered under the Exchange Act and listed on the NYSE. Although the registration of the Shares under the Exchange Act is expected to be terminated, registration under the Exchange Act of the $4.00 Preferred Stock, the $2.50 Preferred Stock, the 8 1/2% Debentures or other securities of the Company is expected to continue. Accordingly, the Exchange Act requirement that the Company file periodic reports will remain applicable as long as the $4.00 Preferred Stock, the $2.50 Preferred Stock, the 8 1/2% Debentures or the other securities of the Company continue to be registered under the Exchange Act.

          The Exchange Act provides that registration of the $4.00 Preferred Stock, the $2.50 Preferred Stock or the 8 1/2% Debentures may be terminated upon application by the Company to the Commission if such class of securities is not listed on a national securities exchange and there are fewer than 300 record holders of such class of securities. Termination of registration of any such class of securities would reduce substantially the information required to be furnished by the Company to holders of such class of securities. Termination of registration of the $4.00 Preferred Stock or the $2.50 Preferred Stock would make certain provisions of the Exchange Act, including the requirement of furnishing a proxy statement or information statement pursuant to Section 14(a) in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to such class of securities. If registration of any such class of securities under the Exchange Act were to be terminated, such class of securities would no longer be "margin securities" or be eligible for listing on the NYSE or NASDAQ National Market, as the case may be.

Item 5.   Interest  in Securities of the Issuer

     Item 5(a) and (b) of Schedule 13D is hereby amended and restated in its entirety:

          (a) and (b) Following the Merger, YPF has sole voting and dispositive power over 135,609,772 Shares, which represents approximately 100.0% of the outstanding Shares and 96.9% of the outstanding Voting Shares.

Item 7.   Material to be Filed As Exhibits

     Item 7 is hereby amended to add the following exhibits, which are filed hereto with this Amendment No. 2:

     Exhibit F Guarantee Agreement, dated June 8, 1995, of YPF Sociedad Anonima in connection with the Company Indenture Securities.

     Exhibit G YPF Guarantee Agreement, dated June 8, 1995, between YPF Sociedad
               Anonima and The Chase Manhattan Bank (National Association) as agent for the lenders under the Midgard Facility.

     Exhibit H YPF Guarantee Agreement, dated June 16, 1995, between YPF
               Sociedad Anonima and The Chase Manhattan Bank (National Association) as agent for the lenders under the Subsidiaries Facility.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 1995


                                           YPF SOCIEDAD ANONIMA


                                           By:  /s/    Cedric Bridger
                                              --------------------------------
                                              Cedric Bridger
                                              Vice President, Finance and
                                              Corporate Development

                                   SCHEDULE  I

                        DIRECTORS AND EXECUTIVE OFFICERS

     2.   Directors and Executive Officers of YPF.  The following table sets
          ---------------------------------------
forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of YPF. Unless otherwise indicated, the current business address of each such person is c/o YPF--Directorio, Avenida Pte. Roque Saenz Pena 777, 1364 Buenos Aires, Argentina, and each occupation set forth opposite an individual's name refers to employment with YPF. Each such person is a citizen of the Republic of Argentina, unless otherwise indicated.

                 Present Principal Occupation Or Employment and
               Current Business Address; Material Positions Held
   Name     During The Past Five Years and Business Addresses Thereof
   ----     ---------------------------------------------------------

Nells Leon                    Director since 1991, President since May, 1995,
                              Executive Vice President from 1990 to 1995. He was Vice President of Operations of Sol Petroleo
                              S.A. from 1987 to 1990.

Mario L. Pineiro              Director since 1992.  He retired in 1992 as CEO of
                              Alejandro Llauro e Hijos S.A., where he served for many years. Mr. Pineiro is also a director of Transportadora de Gas del Sur S.A.

Miguel Madanes                Director since 1993 and Executive Vice President
                              since May, 1995. Presently involved in the cable television industry in Argentina and Brazil.
                              Previously a Director of YPF from 1991 to 1992.
                              He served as the CEO of Fate S.A. from 1971 until 1991.

Bayless A. Manning            Director since 1993.  Director of IBJ Schroder
                              Bank & Trust Company. Currently serves as a consultant. Partner of Paul, Weiss, Rifkind,
                              Wharton & Garrison from 1977 until 1990.  Mr.
                              Manning is a citizen of the United States of America.

Carlos de la Vega             Director since 1993.  Presently Director of
                              Institutional Relations and Human Resources of
                              CIBA-Geigy Argentina.  President of the Argentine
                              Chamber of Commerce from 1988 to 1993. He was also President of the Ibero-American Association of Chambers of Commerce from 1990 to 1992.

James R. Lesch                Director since 1993.  Mr. Lesch is currently
                              retired.  He was Chief Executive Officer (1979-
                              1986) and Chairman of the Board (1981-1986) of the Hughes Tool Company and he also served as Commissioner, State of Texas Department of
                              Commerce (1988-1992). He previously served as Director of the American Petroleum Institute.
                              Mr. Lesch is a citizen of the United States of America. His business address is P. O. Box 4442,
                              Houston, Texas  77210.

Ernst Schneider               Director since 1993.  Chairman of the Board of Leu
                              Holding and Bank Leu Ltd. and a member of the Board of Directors of CS Holding Ltd. since 1993.
                              Previously, he served as Vice Chairman and member of the Board of Credit Suisse. Mr. Schneider is a dual citizen of Switzerland and the United States of America.

Hector A. Domeniconi          Director since 1993.  Presently, Managing Director
                              of DEXCOR, a consulting firm in Argentina. Held several positions in the Ministry of Economy of Argentina from 1990 through 1992.

Luis A. Prol                  Director since 1993.  President of YPF Gas S.A.
                              Held several positions in both Argentine Federal and Provincial governments, serving as Minister of the Treasury and Finance of the Province of Formosa from 1987 to 1989 and as Secretary of Hydrocarbons and Mining of the Ministry of Economy from 1991 to 1992.

Angel Cirasino                Director since 1993.  Assistant Secretary for
                              Petrochemistry and Mining of the Ministry of
                              Economy of the Province of Mendoza since 1991.  He
                              was Managing Partner of Motomar Cuyo Marketing
                              S.R.L. from 1989 to 1991.
Rodolfo Alejandro Diaz        Director since 1994.  Mr. Diaz is a lawyer and has
                              private practices in Buenos Aires and Mendoza. He was the Republic of Argentina's Secretary of Labor from 1989 until 1991 and Labor Minister from 1991 until 1992.

Eduardo Petazze               Vice President, Refining and Marketing and Head of
                              Restructuring Project since 1993. Previously, he served as Vice President of Exploration and Production from 1992 to 1993 and Head of the Restructuring Project since 1991. Joined YPF in
                              1983.

Marcelo Guiscardo             Vice President, Exploration and Production since
                              1993.  Previously, he was associated with Exxon
                              Corporation from 1979 to 1993.
Cedric Bridger                Vice President, Finance and Corporate Development
                              since 1992.  Before joining YPF, he was Marketing
                              Manager for CVB Industrias Mecanicas in Brazil from 1989. He was associated with Hughes Tool
                              Company from 1964 to 1989.

Carlos A. Olivieri            Vice President and General Controller since 1993.
                              He was Controller and Director of Aerolineas
                              Argentinas S.A. from 1991 to 1992, a Director of the Central Bank of Argentina in 1991 and an accountant with Arthur Andersen & Co. from 1974 to
                              1986.

Raul H. Oreste                Vice President, Human Resources since 1990.  He
                              was previously associated with YPF from 1943 to 1963 and from 1965 to 1977. From 1978 to 1990,
                              Mr. Oreste was associated with Compania Naviera
                              Perez Companc.

Juan A. Rodriguez             Vice President of Engineering and Technology since
                              1992.  He joined YPF in 1990.  From 1968 to 1990,
                              he was associated with Hughes Tool Company of
                              Argentina.
Juan J. Garacija              Vice President, Purchasing, Contracts and
                              Environmental Protection since 1992. Consultant from 1989 to 1990, when he joined YPF. He has previously served YPF in various capacities from 1941 to 1976 and from 1982 to 1988.

Norberto Noblia               Vice President, Legal Affairs since 1989.
                              Previously, he was associated with the Sindicatura
                              General de Empresas Publicas from 1975 to 1986.

Martin Paez-Allende           Vice President for Institutional Affairs since
                              September 1994. From 1991 to 1994, he practiced law. Until 1991 he served as Vice President and member of the Board of Shell C.A.P.S.A.
                              (Argentina).